UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NAMLIONG SKYCOSMOS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
50077A209
(CUSIP Number)
No. 357, Ren’ai Street Yongkang District Tainan City, Taiwan + 886-2542372
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50077A209
1. Names of Reporting Persons.
UNICORN GLOBAL, INC.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
0

8. Shared Voting Power
12,000,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 81.6%

14. Type of Reporting Person: CO

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CUSIP No.	50077A209
1. Names of Reporting Persons.
Chen Hsing HSU

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: TAIWAN

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
110,000

8. Shared Voting Power
12,000,000

9. Sole Dispositive Power
110,000

10. Shared Dispositive Power
12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,110,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 82.34%

14. Type of Reporting Person: IN

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Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Namliong SkyCosmos, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at No, 357.Ren’ai St., Yong Kang Dist., Tainan City 71072, Taiwan (R.O.C)

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Unicorn Global, Inc., a Delaware company (“UGI”), and Cheng Hsing HSU (collectively, the “Reporting Persons”).

(b) The address of the principal business of the Reporting Persons is 9 Anchors Way, Winfield, WV 25213.

(c) UGI is a business and investment company. Chen Hsing HSU, who serves as its sole executive officer and director, owns 100% of UGI. Mr. HSU’s principal occupation is President and Director.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hsu is a citizen of Taiwan. UGI was incorporated under the laws of Samoa.

Item 3.  Source and Amount of Funds or Other Consideration

On September 13, 2022, Orient Express & Co., Ltd., a Samoan limited liability company (“OEC”), transferred to UGI all twelve million (12,000,000) shares of common stock of the Company held by OEC in consideration of technical support, customer service and advisory services. Both OEC and UGI are wholly owned and controlled by Cheng Hsing HSU.

Item 4.  Purpose of Transaction

The acquisition by the Reporting Persons of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review its or his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of her investment in the Company.

As an executive officer, director and significant stockholder in the Company, UGI and Mr. Hsu may vote its or his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

It is the understanding of the Reporting Persons that the Company is in active discussions to acquire one or more companies affiliated with the executive officers and directors of the Company in the near future.

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Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 14,706,513 shares of the Common Stock outstanding as of September 7, 2022.

(b)      UGI is the direct owner of 12,000,000,000 shares of Common Stock (the “Shares”) representing approximately 81.6% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Mr. Cheng Hsing HSU is the sole executive officer and director of UGI and is deemed to have beneficial ownership of the Shares. Mr. HSU has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. Mr. Hsu is also the direct owner of 110,000 shares of Common Stock of the Company representing approximately .07% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of such 110,000 shares of Common Stock.

(c)      The Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2022

Unicorn Global, Inc.

By: /s/ Cheng Hsing HSU
Chen Hsing HSU
Its: Director

/s/ Cheng Hsing HSU
Cheng Hsing HSU

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